Exhibit 8

[Barley, Snyder Letterhead]

June 4, 2003

Premier Bancorp, Inc.	Fulton Financial Corporation
379 North Main Street	One Penn Square
Doylestown, PA 18901	Lancaster, PA 17604

Re:	Merger of Premier Bancorp, Inc.

with and into Fulton Financial Corporation

Gentlemen:

We have acted as counsel to Fulton Financial Corporation (“Fulton”) in connection with the Agreement and Plan of Merger dated January 16, 2003 (the “Merger Agreement”), between Fulton and Premier Bancorp, Inc. (“Premier”).

The following transactions will occur pursuant to the Merger Agreement:

(i.)	Premier will be merged with and into Fulton, with Fulton surviving the merger (the “Merger”);

(ii.)	Each issued and outstanding share of the common stock of Premier, $0.33 par value per share (“Premier Common Stock”), will be converted into 1.407 shares of the common stock of Fulton, par value $2.50 per share (the “Fulton Common Stock”).

You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of Article VII of the Merger Agreement.

Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement. For the purpose of rendering this opinion, we have examined and are relying upon the following documents: (i) the Merger Agreement; (ii) Tax Representation Certificate of officers of Fulton and Premier, respectively (the “Officers’ Certificates”), each dated as of the date hereof, relating to factual matters concerning the merger necessary to render the opinions below (and some of the representations therein are qualified by the parties’ knowledge); and (iii) such other instruments and documents as we have deemed necessary or appropriate. Our opinions herein are subject to the following conditions and assumptions: (A) All conditions precedent to the obligations of Fulton and Premier as set forth in the Merger Agreement will have been satisfied at the time of the Merger; (B) All covenants required to be performed by Fulton and Premier on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date; and (C) The transaction contemplated by the Merger Agreement, including without limitation the Merger and the issuance of shares of Fulton Common Stock to the stockholders of Premier, will be accomplished in strict accordance with the terms of the Merger Agreement. Our opinions are based upon the Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated under the Internal Revenue Code, and judicial and administrative decisions currently in effect.

Based upon and subject to the foregoing, we are of the opinion that:

(1)	The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(2)	No gain or loss will be recognized by Premier or Fulton by reason of the Merger.

(3)	The bases of the assets of Premier in the hands of Fulton will be the same as the bases of such assets in the hands of Premier immediately prior to the Merger.

(4)	The holding period of the assets of Premier in the hands of Fulton following the Merger will include the period during which such assets were held by Premier prior to the Merger.

(5)	No gain or loss will be recognized by the Premier shareholders on the exchange of shares of Premier Common Stock solely for shares of Fulton Common Stock, except for that income, gain or loss which is recognized due to the receipt of cash which is received in lieu of the issuance of fractional shares of Fulton Common Stock. The receipt of cash by Premier shareholders will have the effect of treating the shareholders as having received solely shares of Fulton Common Stock in the reorganization exchange and then having received a cash payment from Fulton in a hypothetical redemption of that number of shares of Fulton Common Stock equal in value to such cash payment. A Premier shareholder who receives cash will therefore recognize capital gain or loss on the constructive redemption of such shares in an amount equal to the difference between the cash received and the adjusted basis in such shares, provided the shares of Premier Common Stock are held as a capital asset on the effective date of the Merger.

(6)	The basis of the shares of Fulton Common Stock received by Premier shareholders will be the same as the basis of the shares of Premier Common Stock exchanged therefor (decreased by any amount allocable to fractional share interests for which cash is received).

(7)	The holding period of the shares of Fulton Common Stock received by the shareholders of Premier will include the period during which Premier shareholders held the shares of Premier Common Stock surrendered, provided the shares of Premier Common Stock are held as a capital asset on the date of the exchange.

Very truly yours,

/s/  Barley, Snyder, Senft & Cohen, LLC